

April 30, 2025

J. Michael DiMaio
Chairman
Spectral AI, Inc.
2515 McKinney Avenue, Suite 1000
Dallas, TX 75201

      Re: Spectral AI, Inc.
          Registration Statement on Form S-3
          Filed April 25, 2025
          File No. 333-286742

Dear J. Michael DiMaio:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services

cc: Herb Kozlov, Esq.